

Mail Stop 4631

November 18, 2016

Via E-mail
Mr. Jeff J. McCall
Chief Financial Officer
CalAtlantic Group, Inc.
15360 Barranca Parkway
Irvine, CA 92618-2215

> **Re:** **CalAtlantic Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-10959**

Dear Mr. McCall:

We have reviewed your October 20, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 20

General

1.   We appreciate your response to prior comment one; however, it is not clear to us how you considered the facts and circumstances surrounding your merger in your determination to provide pro forma financial information specified by ASC 805 in lieu of information consistent with Article 11 of Regulation S-X. Given the significance of the merger transaction, it continues to appear to us that you should disclose and discuss supplemental pro forma financial information in MD&A that is consistent with the requirements of Article 11 of Regulation S-X. In this regard, it appears to us that you believe pro forma financial information is meaningful and relevant to shareholders since

it is essentially the only comparative financial information you disclose and discuss on earnings calls with analysts.

2.   We note your response to prior comment two; however, it appears to us that a discussion of material fluctuations in revenue and pretax income should be presented for each homebuilding segment, including a quantified discussion and analysis of the significant factors that contribute to changes in segment revenue and pretax income, beyond just a tabular presentation. We remind you that your segment analysis does not need to result in repetitive disclosure, and may be integrated in your discussion of consolidated amounts to avoid duplication. Also, it appears to us that sales incentives by segment should be presented since they are commonly disclosed and discussed in your industry.

Critical Accounting Policies, page 33

Goodwill, page 38

3.   We note your response to prior comment six. Please tell us, and disclose in future filings, your methodology for allocating the goodwill you recorded in the Ryland merger to each reporting unit.

Item 8. Financial Statements and Supplementary Data, page 40

4. Segment Reporting, page 57

4.   Based on your responses to prior comments six and eight, please address the following:

- Explain to us how and why you identified four homebuilding regions;
- Explain to us the nature and extent of the divisional level financial information included in regional homebuilding reports provided to the CODM;
- Reconcile your statement that regional presidents are responsible for capital decisions within regions with your statement that those decisions are subject to review and approval of the CODM; and
- Explain to us how you concluded that homebuilding operating divisions within your reportable segments had similar economic characteristics, including similar historical and expected future long-term gross margin percentages.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction